

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 27, 2025

B. Joshua Hoskins
President
Block40X, Inc.
1033 West 400 South
American Fork, Utah 84003

> **Re: Block40X, Inc.**
> **Offering Statement on Form 1-A**
> **Filed February 14, 2025**
> **File No. 024-12577**

Dear B. Joshua Hoskins:

We have reviewed your offering statement and have the following comments.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Offering Statement on Form 1-A

General

1. Please revise to include the value of the 30,000,000 bonus shares you will issue to purchasers of 4,000,000 or more shares in the aggregate offering price. Additionally, we note your disclosure on page 31 that investors purchasing at least 1,000,000 shares of Common Stock in this offering will be entitled to a 15% discount. Please disclose this on the cover page and in the offering summary table on page 6, and reconcile it with your disclosure that investors who purchase 4,000,000 or more shares will receive up to 30,000 bonus shares. Further, expand your disclosure to describe how you will allocate the bonus shares.

2. We note your statement on page 5 that you are "newly organized and [intend] to engage in mining bitcoin, or, alternatively, leasing [your] servers to AI enterprises," but also your statement on page 14 that you "currently mine bitcoin by contributing to and benefiting from a third [party pool's] processing power." Please revise throughout to clarify whether you have secured mining equipment and have engaged in mining operations, or if you are in a planning or pre-operational stage.

Part II
Offering Circular Summary, page 5

3.   Please provide support for or reconcile your statements on pages 5, 33 and 38 that bitcoin will reach its maximum supply limit of 21 million in 2040, with your statements on pages 13, 33 and 38 that the maximum supply will be reached in 2140.

Risk Factors
Risks related to the Company and its Business
The artificial intelligence industry is relatively new, page 9

4.   Please expand your risk factor discussion to address any hardware modification or adaptation that needs to be undertaken to lease your servers to companies engaged in artificial intelligence.

Our interactions with the bitcoin network, page 12

5.   Please revise to describe your KYC/AML processes, and if there are none, please state so.

Bitcoin is subject to halving, page 13

6.   Please revise here and on pages 5, 33 and 38 to discuss the next halving event.

Forks in the bitcoin network, page 13

7.   Please revise to clarify your policy with respect to any fork, airdrop or similar event, and if there are none, please state so.

Bitcoins we mine or hold for our own account, page 14

8.   We note your statement here that you currently mine bitcoin by contributing to and benefiting from a third party pool's processing power, and the share of bitcoins mined from your pool is initially received by you in wallets you control, which are maintained by the Custodian. We also note your statement on page 34 that you plan to obtain bitcoin by contributing all of our computing power to one mining pool operator and you have not yet entered into a contract with any operator. Please reconcile the contradicting disclosures and also identify the Custodian.

The digital asset exchanges on which cryptocurrencies, page 15

9.   Please add risk factors that separately discuss the risk of front-running, wash-trading and security failures or operational problems at trading platforms.

We are subject to risks associated with our need, page 19

10.   We note reference in this risk factor to "[a]ny mining site we currently operate," and the statement that you maintain limited backup power at certain sites. We also note references to "future sites" on page 18. Please revise throughout to clarify whether you have established mining sites, or if you are in a planning or pre-operational stage.

Risks related to our securities and the offering
The Company's Financial Statements include a Going Concern Opinion, page 25

11.   We note your disclosure that there is substantial doubt about your ability to continue as a going concern. Please revise to disclose the going concern opinion in the summary.

Use of Proceeds, page 32

12.   Under the first three scenarios discussed, please revise to disaggregate the amount of funds you will use to (i) construct or acquire data centers, (ii) secure a long term electricity contract, and (iii) purchase bitcoin mining servers.

The Company's Business
Materials and Suppliers, page 35

13.   We note your disclosure at the end of the third paragraph of this section that "historically, [your] methodology and operations have been efficient and resilient enough to withstand market pressures and global events, but there can be no certainty that [you] will not be negatively affected in the future." Please revise to add context to this disclosure given that you were formed on November 12, 2024 and have a limited operating history.

Government Regulation, page 36

14.   Please update your disclosure for recent developments, including but not limited to the Executive Orders on Strengthening American Leadership in Digital Financial Technology and on Removing Barriers to American Leadership in Artificial Intelligence, each dated January 23, 2025.

15.   We note your statement that you "carefully vet the exchanges [you] use for adequate compliance with U.S. laws as well as liquidity, using the information available to [you]..." Please revise to describe in greater detail the process and criteria by which you vet the exchanges.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Plan of Operation, page 39

16.   Please reconcile your disclosure in the second paragraph that, based on the terms offered to you by data centers and the current cost of mining servers, you "would be able to obtain positive cash flow from bitcoin mining operations in a relatively short period of time," with your disclosures on pages 33 and 38 that you "cannot expect to generate a favorable profitability" because data centers will require you to pay for electrical power and other costs.

17.   Please revise to state whether, in your opinion, the proceeds from the offering will satisfy your cash requirements or whether you anticipate it will be necessary to raise additional funds in the next six months to implement your plan of operations.

Directors, Executive Officers and Significant Employees
Code of Ethics, page 41

18.   We note that you have adopted a Code of Ethics and an Insider Trading Policy that applies to all of your officers, directors and employees. Please revise your disclosure to briefly summarize the your policies and procedures designed to eliminate or mitigate conflicts of interest, including the Code of Ethics and the Insider Trading Policy.

Part III
Index to Exhibits, page 57

19.   Please file your Custody agreement with the Custodian as an exhibit to your offering statement. In this regard, we note your disclosure on pages 16 and 37.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

Please contact David Gessert at 202-551-2326 or Lulu Cheng at 202-551-3811 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets

cc: Bradley S. Slighting